August 12, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Mail Stop 6010

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Washington, DC 20549

Re:                             Security Capital Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed June 28, 2005

File No. 001-07921

Dear Mr. Rosenberg,

This letter is submitted on behalf of Security Capital Corp. (the “Company”) in response to your letter dated July 21, 2005 relating to the above-mentioned filing by the Company.  For convenience, the Staff’s comments are set forth below prior to each of the Company’s responses.

Item 8. Financial Statements and Supplementary Data - Note 4.  Significant Accounting Policies, Assignment Development Costs, page 39

Comment No. 1

We note from your disclosure that you are capitalizing assignment development costs that you have incurred on behalf of a franchisee and recognizing the expense only at the point in time that a franchisee purchases the property (i.e. when you also recognize revenue).  Please tell us how your accounting policy for capitalizing these costs and recording revenue complies with US GAAP.  In your response, cite the specific authoritative guidance used and, for the costs capitalized, describe more specifically the types of costs including whether or not they are incurred to independent third parties.

Registrant’s Response

Assignment development costs recorded on our balance sheet are composed of reimbursable costs incurred by our majority-owned subsidiary, Primrose Holdings Inc. (“Primrose”), with independent third parties on behalf of prospective franchisees (“Prospective Franchisees”) to identify and prepare a specific parcel of property for construction (“Development Services”).  In performing Development Services, Primrose utilizes independent third-party vendors, including architects, engineers, surveyors, and attorneys.  These independent third-party vendors invoice Primrose for services rendered.  Primrose pays the vendors and records an asset, Assignment Development Costs, on its balance sheet, reflecting the receivable due to Primrose from Prospective Franchisees.  Statement of Financial Concepts No. 6, Elements of Financial Statements (“SFAC 6”) defines an asset as a “probable future economic benefit obtained or controlled by a particular entity as a result of a past transaction or event.”  Recognizing an asset, specifically a receivable, for these reimbursable costs is appropriate under SFAC 6 as Prospective Franchisees are contractually obligated to reimburse Primrose for the costs incurred and collection is probable.

The costs of providing Development Services are not treated as deferred costs and are not recognized through earnings at any point in time as operating expenses as these costs are not incurred in the direct or indirect generation of revenue.  Revenue earned by Primrose is fixed per the Agreement to Assign Real Estate Purchase Agreement (the “Agreement”) and is separate and distinguishable from the costs of Development Services advanced on behalf of a Prospective Franchisee.  Under the terms of the Agreement, the Prospective Franchisees pays Primrose a fixed fee (the “Fixed Fee”) plus the reimbursement of all expenses incurred by Primrose in providing Development Services (the “Expenses”).  A portion of the Fixed Fee is paid at the time the Agreement is signed.  The remaining portion of the Fixed Fee and all Expenses are paid at the time of the sale of the property to the Prospective Franchisee (the “Closing”).  If a Closing does not take place, all Expenses are due within ten days after the date the Expenses are invoiced to the Prospective Franchisee.

The Fixed Fee is recognized as revenue at the time of the Closing.  The Fixed Fee is initially deferred and not recorded as revenue until earned.  To determine when the Fixed Fee is earned, we apply the four criteria specified in Staff Accounting Bulletin 101, Revenue Recognition (“SAB 101”).  The reimbursement of Expenses is not recognized as revenue, but is applied against the recorded receivable.

Comment No. 2

In addition it is unclear why you would record an allowance for uncollectible development costs.  It would seem that you should record a receivable related to the reimbursement of the costs incurred from the franchisee as that is where the credit risk resides.  Please explain to us why you have not recorded a franchisee receivable related to the reimbursement of expenses.

Registrant’s Response

As described above, assignment development costs represent amounts due from Prospective Franchisees for Development Services paid by Primrose to independent third-party vendors for services rendered on behalf of Prospective Franchisees and are recorded as an asset on our balance sheet.  Under the terms of the Agreement, Prospective Franchisees are contractually obligated to reimburse Primrose for these costs at the time of Closing.  Under certain circumstances, it is possible that Primrose will not collect 100% of these costs.  For example, under the terms of the Agreement, Prospective Franchisees are not guaranteed to be awarded a Primrose School franchise facility.  The Agreement may be terminated by Primrose if, among other things, the Prospective Franchisees have an event of default or are unable to obtain construction and permanent financing.  In these cases, Primrose is contractually entitled to receive full reimbursement of all Expenses, but may find it economically more advantageous to accept a lesser amount as opposed to pursuing collection actions and/or legal remedies.  Accordingly, an allowance for uncollectible assignment development costs is recorded through earnings to properly reflect assignment development costs at estimated net realizable value.

In conclusion, the Company believes that its current accounting treatment for Assignment Development Costs is appropriate.  Further, we believe that our current disclosure of Assignment Development Costs is appropriate.  We have included the disclosure provided in our Form 10-K below for your reference.

   Assignment Development Costs

Assignment development costs are recoverable costs incurred on behalf of future franchisees that have executed assignment agreements with Primrose for pre-development services, such as site identification and the preparation for the construction of the school, including applying for and obtaining all required building and zoning permits.  These costs are reimbursed by the franchisee upon the purchase of the property by the franchisee.  A reserve is established for potentially uncollectible assignment development costs based on franchisee credit evaluations, historical experience and other pertinent information.

Item 8. Financial Statements and Supplementary Data - Note 6.  Goodwill and Identified Intangible Assets, page 43

Comment No. 3

We note an increase in the goodwill balance due to a purchase price adjustment of $364 thousand related to the 2002 acquisition of Barron Risk Management Services.  Please tell us how recording this adjustment to goodwill complies with paragraphs 40-41 of SFAS 141.

Registrant’s Response

In connection with the acquisition of Barron Risk Management Services (“Barron”) in 2002, a portion of the purchase price was allocated to an identifiable intangible asset, “Customer Lists.”  As a result of the nature of the transaction, the tax basis and the book basis of the Customer List were different, giving rise to a deferred tax liability.  This deferred tax liability was erroneously not recorded in purchase accounting.

Paragraphs 40 and 41 of SFAS 141 pertain to the accounting for pre-acquisition contingencies, and paragraph 41 states that, after the end of the allocation period, an adjustment that results from a pre-acquisition contingency other than a loss carryforward shall be included in the determination of net income in the period in which the adjustment is determined.  Management concluded that this adjustment did not arise from a pre-acquisition contingency, but rather the adjustment arose due to an error in the 2002 purchase price allocation.  Accordingly, management concluded that paragraphs 40 and 41 of SFAS 141 were not applicable in this instance.

In determining the proper accounting treatment for the adjustment, management referred to Accounting Principles Board Opinion No. 20, Accounting Changes (“APB 20”), which defines an error as a “mathematical mistake, mistake in the application of accounting principles, or an oversight or misuse of facts that existed at the time the financial statements were prepared.”  Based on this definition, management concluded that the adjustment was made to correct for an oversight of facts that existed at the time the 2002 financial statements were prepared.  APB 20 states that adjustments of previously issued financial statements are required if there is a correction of an error in the financial statements of a prior period.  In this case, the adjustment would have been to restate deferred tax liability and goodwill recorded in the 2002 financial statements.

However, management concluded that the $364,000 adjustment was immaterial and that a restatement of 2002 financial statements was, therefore, not required.  Because goodwill is not amortized, there was no earnings impact in 2002 or subsequent years from the erroneous under-statement of goodwill.  Further, we reviewed our goodwill impairment analysis for the years ended December 31, 2002 and 2003 and concluded that had the goodwill balance been restated in 2002, there would have been no change in our original conclusion that goodwill was not impaired at December 31, 2002 and 2003.  Finally, the adjustment of $364,000 represented only 0.3% of total assets of $116,635,000 at December 31, 2004.

Therefore, due to the minor impact on the 2004 balance sheet, the fact that there is no impact on prior year income from continuing operations, and management’s assessment that the judgment of a reasonable person relying upon the financial statements would not have been changed or influenced by the inclusion or correction of this item, management determined that a restatement of prior year financial statements was not necessary and that disclosure of the adjustment was sufficient.

*                                                          *                                                              *                                                          *

In connection with the above responses, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact myself or Richard O’Connor at (203) 625-0770 if you should require any additional information.

Sincerely,

/s/ William R. Schlueter
William R. Schlueter
Senior Vice President and Chief Financial Officer

cc:	Securities & Exchange Commission
Dana Hartz
Joseph Roesler

Security Capital Corporation
Brian Fitzgerald
M. Paul Kelly
Richard O’Connor

Morgan, Lewis & Bockius
Christopher Jensen
George Yearsich